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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 27, 2024

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher Bellacicco

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A, filed on March 22, 2024 File Numbers 333-233633, 811-23473

Ladies and Gentlemen:

This letter is in response to the supplemental comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by phone (the “Comments”) on June 27, 2024, relating to Post-Effective Amendment No. 12 (“PEA No. 12”) to the Trust’s Registration Statement on Form N-1A filed on April 9, 2024, regarding the Kurv Yield Premium Technology Select ETF (now known as the Kurv Technology Titans Select ETF) (the “Fund”), a series of the Trust, and the response letter to the Staff’s comments on PEA No. 12 dated June 20, 2024 (the “June 20 Comment Response Letter”). The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Principal Investment Strategies

Comment #1

The Response to Comment #4 in the June 20 Comment Response Letter notes, under “Cash and/or Synthetic Long Exposure,” that “[t]he notional exposure to an underlying company will not exceed 150% of net asset value.” The Staff further notes that in the third bullet point in the response to Comment #19 in the June 20 Comment Response Letter, it states that “the combination of the purchased call options and the sold put options provides each Underlying Kurv Yield Premium ETF with investment exposure equal to approximately 100% of Underlying Security for the duration of the applicable options exposure.” Please clarify where the Fund will and will not use 150% notional exposure.

Alston & Bird LLP	www.alston.com

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June 27, 2024

Response #1

The Registrant note that the Fund will only have notional exposure to an underlying company of up to 150% of net asset value when the Fund buys call options and sells put options directly. When the Fund gains exposure to an underlying company through an Underlying Kurv Yield Premium ETF, notional exposure to the underlying company would be limited to 100% of net asset value. The Registrant has clarified the disclosure in response to the comment. Please the revised disclosure below:

Cash and/or Synthetic Long Exposure

The Fund may gain long exposure via purchasing shares of individual companies or creating a synthetic long position. To achieve a synthetic long exposure, the Fund buys call options of a technology company and, simultaneously, sells put options of the same company to try to replicate the price movements of underlying company. The combination of the long call options and sold put options seek to provide the Fund with investment exposure to the underlying company for the duration of the application option exposure. The notional exposure to an underlying company when the Fund buys put and call options directly will not exceed 150% of net asset value (when obtaining exposure to an underlying company through an Underlying Kurv Yield Premium ETF, notional exposure will be limited to 100% of net asset value). The call options the Fund buys and the put options it sells will be at the same strike price and have the same expiration, however, the amount may differ.

Comment #2

The Response to Comment #4 in the June 20 Comment Response Letter contains a reference to “Underlying Security” in the second to last line of the first paragraph under “Underlying Kurv Yield Premium ETF’s Return Profile vs Underlying Security.” Please verify if “Underlying Security” is the correct term here or if it should say “Underlying Kurv Yield Premium ETF.”

Response #2

The Registrant confirms that the reference should be to “Underlying Kurv Yield Premium ETF” and has revised the disclosure accordingly.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum